TODD PACIFIC SHIPYARDS CORPORATION ANNOUNCES TEAMING ARRANGEMENT WITH BATH IRON WORKS ON AEGIS DESTROYER OVERHAUL OPTIONS


VIA FACSIMILE                                CONTACT:  DACIA RICHARDSON
Total Pages - 1                              SHAREHOLDER RELATIONS
                                              206-623-1635 Ext. 106


SEATTLE, WASHINGTON.February 6, 2004. Todd Pacific Shipyards
Corporation ("Todd Pacific" or the "Company") confirmed today its expected participation, along with Southwest Marine, Inc., San Diego Division, on the team lead by Bath Iron Works, a subsidiary of General Dynamics (NYSE:GD), to perform Post Shakedown Availability work ("PSA") on DDG-51 Aegis Destroyers ("Destroyers"). The U.S. Navy contract for this work, which was awarded to Bath Iron Works, includes options for PSA work to be accomplished in Navy homeports of Everett, Washington and Pearl Harbor, HI.

Todd Pacific's expected participation will include the performance of the PSA work on between one and three Destroyers that are expected to be homeported in Everett, Washington. The first option, if exercised by the Navy, is anticipated to require work in the first quarter of calendar 2005 and would have a value of approximately $9 million. Any work that the Company performs for Bath Iron Works will be accomplished under a cost-plus-award-fee subcontract still to be finalized between Bath Iron Works and Todd Pacific. If the Navy stations the second and third Destroyers at Everett and exercises options for PSA work on those ships, the anticipated contract value to Todd for its expected work on all three ships will be approximately $30 million between 2005 and 2007. The PSA work primarily involves the installation of system and equipment upgrades and/or ship alterations as required.

Todd Pacific is the wholly owned subsidiary of Todd Shipyards Corporation (NYSE symbol TOD). The company performs a substantial amount of repair and maintenance work on commercial and federal government vessels engaged in various seagoing trade and military activities in the Pacific Northwest. Its customers include the U.S. Navy, the U.S. Coast Guard, the Washington State Ferry system, the Alaska Marine Highway system, and other government units, plus cruise ships, U.S. flag cargo carriers, fishing boats, tankers, tugs and barges.

Todd has operated a shipyard in Seattle since 1916 and currently employees more than 850 people.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM
ACT OF 1995

Statements contained in this release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should,", "anticipate", and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties which could cause the outcome to be materially different than stated. Such risks and uncertainties include both general economic risks and uncertainties and matters discussed in the Company's annual report on Form 10-K which relate directly to the Company's operations and properties. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.